TELMEX BUYBACK FROM JUNE 6 TO JUNE 10, JUNE 13, 2011.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant's Name into English)

Parque Vía 190

Colonia Cuauhtémoc

México City 06599, México, D.F.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F.... Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No... Ö ..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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TELEFONOS DE MEXICO, S.A.B. DE C.V.

June 10, 2011

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A.B. de C.V.

On behalf of Telefonos de Mexico, S.A.B. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on February 11, 2009 and at the general meetings of shareholders on March 3, 2009 , this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on June 10, 2011 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A.B. de C.V. 1,000,000 class "L" shares of Telmex at an aggregate price of P.9,954,502.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

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TELEFONOS DE MEXICO, S.A.B. DE C.V.

June 09, 2011

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A.B. de C.V.

On behalf of Telefonos de Mexico, S.A.B. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on February 11, 2009 and at the general meetings of shareholders on March 3, 2009 , this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on June 09, 2011 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A.B. de C.V. 1,000,000 class "L" shares of Telmex at an aggregate price of P.10,026,379.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

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TELEFONOS DE MEXICO, S.A.B. DE C.V.

June 08, 2011

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A.B. de C.V.

On behalf of Telefonos de Mexico, S.A.B. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on February 11, 2009 and at the general meetings of shareholders on March 3, 2009 , this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on June 08, 2011 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A.B. de C.V. 1,000,000 class "L" shares of Telmex at an aggregate price of P.9,923,449.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

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TELEFONOS DE MEXICO, S.A.B. DE C.V.

June 07, 2011

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A.B. de C.V.

On behalf of Telefonos de Mexico, S.A.B. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on February 11, 2009 and at the general meetings of shareholders on March 3, 2009 , this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on June 07, 2011 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A.B. de C.V. 1,000,000 class "L" shares of Telmex at an aggregate price of P.10,078,600.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

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TELEFONOS DE MEXICO, S.A.B. DE C.V.

June 06, 2011

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A.B. de C.V.

On behalf of Telefonos de Mexico, S.A.B. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on February 11, 2009 and at the general meetings of shareholders on March 3, 2009 , this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on June 06, 2011 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A.B. de C.V. 1,000,000 class "L" shares of Telmex at an aggregate price of P.9,888,444.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2011	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By:______________________________ Name: Adolfo Cerezo Pérez Title: Chief Financiel Officer

Ref: Teléfonos de México, S.A.B. de C.V. Buyback from June 6 to June 10, June 13, 2011.